Simpson Thacher & Bartlett llp
425 Lexington Avenue New York, N.Y. 10017-3954 (212) 455-2000
Facsimile (212) 455-2502
Direct Dial Number (212) 455-3066	E-Mail Address jmercado@stblaw.com

March 31, 2015
Ms. Jennifer Monick Senior Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, CD 20549

Re:	RE: CRESUD Inc. Form 20-F for the Fiscal Year Ended June 30, 2013
Form 20-F
Filed October 31, 2014
File No. 1-29190

Dear Ms. Monick:
                On behalf of Cresud Inc. (the “Company”), we are writing to respond to question raised in the comment letter dated March 16, 2015 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced Annual Report on Form 20-F of the Company (the “Annual Report”) originally submitted on October 31, 2014, pursuant to the Securities Act of 1934, as amended.

We are providing the following responses to the comments contained in the comment letter.  For convenience of reference, we have reproduced below in bold the text of the comments of the Staff.  The responses and information were provided to us by the Company.

Responses to SEC Comments

1) We refer you to comment 5 in our comment letter dated March 28, 2014 and your response to that comment in your response letter dated April 30, 2014. Your response indicates that your management evaluates the changes in your same store and non-same store operating results for your shopping centers and office rental portfolio and that you will include disclosure in future Exchange Act reports. We are unable to locate responsive disclosure. Please advise.

The Company respectfully advises the Staff that that a statement appearing on page 104 of Item 5 “Operating and financial review and prospects” of IRSA’s annual report on Form 20-F for the year ended June 30, 2014 refers the reader to a discussion of results of operations of IRSA, that is intendedto assist in understanding changes in the Urban Properties and Investment Properties business. However, the Company acknowledges the Staff’s comment and advises the Staff that it will revise the relevant disclosure in future filings on Form 20-F, commencing with the fiscal year ended June 30, 2015, to reflect the entire discussion of the results of operations for the Urban Properties and Investment Properties business, including but not limited to (i) the discussion of the same store and non-same store operating results for the shopping center and office rental portfolio and (ii) the discussion of the drivers for increases or decreases in financial statement line items resulting from the operating segments that gave rise to the overall increase or decrease for the Urban Properties and Investment reportable segment.

2) We note your discussion of the drivers for increases or decreases in financial statement line items caused by your operating segments that gave rise to the overall increase or decrease for your Agricultural business reportable segment. Please include similar information for the operating segments of the Urban Properties and Investment reportable segment in future filings. Refer to Item 5 of Form 20-F.

The Company acknowledges the Staff’s comment and advises the Staff that it will revise Item 5 in its future filings on Form 20-F, commencing with the fiscal year ended June 30, 2015 to include this information.

3) We note your disclosure on page F-131 that you have Ps. 234 million in contractual obligations related to Arcos del Gourmet S.A. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that it is not reflected, please tell us how you determined it was not necessary to include this obligation.

In response to the Staff’s comment, the Company advises the Staff that it incorrectly translated a paragraph from the Spanish version of the financial statements. As of June 30, 2014, the works related to Arcos del Gourmet S.A. had been nearly completed and only a minor amount of works remained outstanding. The Ps. 234 million referenced on page F-131 corresponded to the original budget for the works. As of June 30, 2014 a total of Ps. 236 million had been expended on the project.

4) We note your disclosure on page F-57 that you are committed to make one or more tender offers for acquiring shares in IDBD for a total amount of NIS 512.09 million. Please tell us if this amount is reflected in your Contractual Obligations table. To the extent that is not reflected, please tell us how you determined it was not necessary to include this commitment.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it inadvertently omitted to include this commitment in the Contractual Obligations table. The Company will revise the Contractual Obligations table accordingly in future filings.

5) We note your disclosure on page F-58 that in-kind receivable is recognized as trading property in the consolidated financial statements and your disclosure on page F-105 that it is classified as property held for sale. We also note the Company’s disclosure on pages F-39 and F-161 related to intangible assets of units to be received under barters. Please clarify for us how you classify the in-kind receivable exchanged in the barter transactions. If applicable, please confirm that you will revise your disclosure in future periodic filings for consistency.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it classified the in-kind receivable exchanged in barter transactions as an intangible asset as shown in Note 2.8(d) “Intangible assets” on page F-39 and Note 13 “Intangible assets” on page F-161. The Company incorrectly described the in-kind receivable as trading property in Note 2.28 “Revenue recognition” on page F-58 and in the disclosure on page 105 of the Annual Report. The Company will revise the disclosure in the revenue recognition note to the financial statements to clarify this accounting treatment. The Company proposes to include the following disclosure as part of the revenue recognition note and in the corresponding sections of Item 5:

“The Group also enters into barter transactions where the Group normally exchanges undeveloped parcels of land with third-party developers for future property to be developed on the bartered land. In certain circumstances, the Group also receives cash as part of these transactions. The legal title together with all risks and rewards of ownership to the land are transferred to the developer upon sale. The Group generally requires the developer of the subject parcel to issue surety insurance or to mortgage the land in favor of the Group as performance guarantee. If the developer does not fulfill its obligations, the Group forecloses on the land through the execution of the mortgage or the surety insurance policy, in addition to imposing a cash penalty for breach.

“The Group determines that its barter transactions have commercial substance and that the conditions for revenue recognition on the transfer of land are met at the time the transaction is consummated. Revenue is then recognized at the fair value of the goods delivered, adjusted by the amount of cash received, if any. In exchange for delivery of the land, the Group receives cash, if any, and an in-kind receivable. Such receivable is initially recognized at fair value but is not subsequently re-measured. In exchange for delivering the parcel, the Group receives cash and/or a right to receive future units to be developed on the subject parcels. The in-kind receivable is initially recognized at cost (being the fair value of the transferred land) as an intangible asset in the statement of financial position in the line item “Right to receive future units (Barter transactions)”. The mentioned intangible asset is not adjusted in subsequent years unless there are indicia of impairment.”

6) Please tell us how the amount of total assets per the table on page F-130 reconciles to the Consolidated Statements of Financial Position. Please refer to paragraph 28 of IFRS 8.

In response to the Staff’s comment, the Company respectfully advises the Staff that the table in Note 6 on page F-130 includes a reconciliation between the total operating segment assets and these same assets as reported on the statement of financial position but not to the total consolidated assets as per the statement of financial position.

The Company respectfully advises the Staff that it will revise and enhance the segment information disclosures in future filings to (1) better clarify which assets are reviewed regularly by the CODM and therefore constitute “segment assets”, (2) better clarify the basis used to measure those segment assets, and (3) reconcile total segment assets to total consolidated assets as per the statement of financial position.

The disclosure below represents proposed disclosure the Company will include in future filings. The example disclosure is based on results as of June 30, 2014:

“The CODM regularly reviews the following categories of assets: investment properties; property, plant and equipment; trading properties; goodwill; rights to receive future units under barter agreements; assets held for sale; biological assets; inventories; investments in associates; and the investment in the Entertainment Holding S.A. joint venture. The aggregate of these assets are disclosed in these financial statements as “operating segment assets”. The measurement principles for the operating segment assets are based on the IFRS principles adopted in the preparation of the consolidated financial statements, except for the Group’s share of assets of the joint ventures Cresca S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A., which are all reported to the CODM under the proportionate consolidation method. Under this method, each of the operating segment assets reported to the CODM includes the proportionate share of the Group in the same operating assets of these joint ventures. As an example, the investment properties amount reported to the CODM includes the (i) investment property balance as per the statement of financial position plus (ii) the Group’s share of the investment properties of these joint ventures. Under IFRS 11, the investment properties of these joint ventures are included together with all other of the joint ventures’ net assets in the single line item titled “Investments in associates and joint ventures” in the statement of financial position.

“The total operating segment assets as per the segment information are reconciled to the total consolidated assets as per the statement of financial position as follows (amounts in pesos):

Total operating segment assets as per segment information	10,972,702
Minus:
Proportionate share of reportable operating segment assets of certain joint ventures (*)	(442,360)
Plus:
Investments in joint ventures (**)	372,094
All other non-reportable assets	4,881,252
Total consolidated assets as per the statement of financial position	15,783,688

(*) The following amounts related to the proportionate share of operating segment assets of certain of the Group’s joint ventures, namely, Cresca S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. are reported as part of the total operating segment assets by segment:

Investment properties	137,253
Goodwill	5,235
Trading properties	5,908
Property, plant and equipment	272,982
Biological assets	10,899
Inventories	10,083
Total proportionate share of operating segment assets of joint ventures	442,360

(**) Represents the equity-accounted amount of those joint ventures, which were proportionate-consolidated for segment information purposes namely Cresca S.A., Cyrsa S.A., Nuevo Puerto Santa Fe S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A.”

7) We note that a portion of your “Initial recognition and changes in fair value of biological assets” is due to biological assets with a production cycle of more than one year. Please tell us what consideration you gave to providing separate disclosure of physical and price changes for biological assets with a production cycle of more than one year. Please refer to paragraph 51 of IAS 41.

The Company respectfully advises the Staff that it did not include this disclosure since paragraph 51 of IAS 41 does not require disclosing this information, though it encourages companies to do so. However, the Company advises the Staff that it will include separate disclosure of physical and price changes for biological assets with a production cycle of more than one year in its future filing.

*      *      *

We further hereby confirm and acknowledge the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Please do not hesitate to contact me (212-455-3066) with any questions you may have regarding the above responses.

                                                                                                                                           Very truly yours,

By:	/s/ Jaime Mercado

cc:	Matías Gaivironsky
Leonardo Magliocco Eduardo Loiacono Leonardo Pantano David L. Williams